Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

BALANCE SHEETS

(In thousands)

		As of
	Note	December 31, 2012	June 30, 2013
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		18,862	15,387
Term deposits		101,503	112,969
Short-term investments	4	7,573	—
Accounts receivable, net of allowances of US$1,095 and US$2,283 as of December 31, 2012 and June 30, 2013, respectively		54,475	70,850
Inventory		429	272
Prepaid expenses and other current assets	5	17,014	21,754

Total current assets		199,856	221,232

Equity investments	6	13,978	35,899
Property and equipment, net	7	2,434	2,538
Intangible assets, net		13,213	12,275
Goodwill		17,958	22,205
Other non-current assets	8	279	2,085

Total Assets		247,718	296,234

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to the Company of US$6,019 and US$7,631 as of December 31, 2012 and June 30, 2013 respectively)		7,399	9,123
Receipt in advance (including receipt in advance of the consolidated variable interest entities without recourse to the Company of US$0 and US$0 as of December 31, 2012 and June 30, 2013 respectively)		322	322
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to the Company of US$3,737 and US$7,564 as of December 31, 2012 and June 30, 2013 respectively)		12,234	17,437
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to the Company of US$4,629 and US$10,796 as of December 31, 2012 and June 30, 2013 respectively)	9	11,798	16,777
Tax payable and provision (including tax payable of the consolidated variable interest entities without recourse to the Company of US$576 and US$1,233 as of December 31, 2012 and June 30, 2013 respectively)		533	1,171

Total current liabilities		32,286	44,830

Noncurrent liabilities:
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to the Company of US$1,910 and US$2,036 as of December 31, 2012 and June 30, 2013 respectively)	12	1,910	2,145
Other non-current liabilities (including other non-current liabilities of the consolidated variable interest entities without recourse to the Company of US$0 and US$0 as of December 31, 2012 and June 30, 2013 respectively)		173	12

Total Liabilities		34,369	46,987

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

BALANCE SHEETS—(Continued)

(In thousands)

		As of
	Note	December 31, 2012	June 30, 2013
		US$	US$
SHAREHOLDERS’ EQUITY
Common shares		24	25
Additional paid-in capital		208,426	237,347
Statutory reserve		2,938	2,938
Treasury stock		(1,346)	(3,220)
Accumulated deficit		(5,251)	(481)
Accumulated other comprehensive income		3,231	5,443

Total NQ Mobile Inc.’s shareholders’ equity		208,022	242,052

Non-controlling interest		5,327	7,195

Total shareholders’ equity		213,349	249,247

Total Liabilities and Shareholders’ Equity		247,718	296,234

The accompanying notes are an integral part of this unaudited interim condensed consolidated financial information.

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2012	2013
		US$	US$
Net Revenues
Service Revenues
Mobile value added services		29,954	49,537
Advertising services		3,857	8,847
Enterprise mobility		193	4,898
Other services		719	2,090
Product Revenues
Enterprise mobility		1,214	9,264

Total net revenues		35,937	74,636

Cost of revenues*
Cost of services		(7,057)	(15,554)
Cost of products sold		(1,057)	(8,713)

Total cost of revenues		(8,114)	(24,267)

Gross profit		27,823	50,369
Operating expenses:
Selling and marketing expenses*		(6,927)	(11,441)
General and administrative expenses*		(14,669)	(28,766)
Research and development expenses*		(3,385)	(7,308)

Total operating expenses		(24,981)	(47,515)

Income from operations		2,842	2,854
Interest income		1,499	1,714
Foreign exchange (loss)/gain, net		(399)	1,008
Realized gain on available-for-sale investment		—	5
Other income, net		220	308

Income before income taxes		4,162	5,889

Income tax expense	12	(184)	(387)
Share of profit from an associate		278	—

Net income		4,256	5,502

Net income attributable to the non-controlling interest		(43)	(732)

Net income attributable to NQ Mobile Inc.		4,213	4,770

Net income		4,256	5,502
Other comprehensive (loss)/income: foreign currency translation adjustment, net of tax		(162)	2,212

Comprehensive income		4,094	7,714

Comprehensive income attributable to non-controlling interest		(43)	(732)

Comprehensive income attributable to NQ Mobile Inc.		4,051	6,982

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME—(Continued)

(In thousands, except for share and per share data)

		For the Six Months Ended June 30,
	Note	2012	2013
		US$	US$
Net earnings per Class A and Class B common share, basic	13	0.0182	0.0187
Net earnings per Class A and Class B common share, diluted	13	0.0171	0.0165
Net earnings per ADS, basic	13	0.0910	0.0935
Net earnings per ADS, diluted	13	0.0855	0.0825
Weighted average number of common shares outstanding:
Basic		231,703,852	254,545,908
Diluted		246,750,595	289,091,898
Weighted average number of ADS outstanding:
Basic		46,340,770	50,909,182
Diluted		49,350,119	57,818,380
*Share-based compensation expense included in:	11
Cost of revenues		104	223
Selling and marketing expenses		787	1,509
General and administrative expenses		8,013	17,776
Research and development expenses		397	1,241

The accompanying notes are an integral part of this unaudited interim condensed consolidated financial information.

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands, except for share data)

	Attributable to NQ Mobile Inc.’s Shareholders’ Equity
	Common Share
	Number of Shares	Amount	Additional Paid-in Capital	Statutory Reserve	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income	Non- Controlling Interest	Total Shareholders’ Equity
		US$	US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2012	216,618,463	22	157,064	—	—	(11,743)	2,841	67	148,251

Exercise of options and restricted shares issued, net of shares withheld for employee taxes	3,346,945	1	247	—	—	—	—	—	248
Share-based compensation	—	—	9,301	—	—	—	—	—	9,301
Issuance of common shares in business combination	2,300,000	—	4,196	—	—	—	—	—	4,196
Foreign currency translation adjustment	—	—	—	—	—	—	(162)	—	(162)
Net income	—	—	—	—	—	4,213	—	43	4,256
Deregistration of Fuzhou NetQin	—	—	—	—	—	—	—	(67)	(67)
Fair value of 45% non-controlling interests of NationSky at acquisition	—	—	—	—	—	—	—	4,795	4,795

Balance as of June 30, 2012	222,265,408	23	170,808	—	—	(7,530)	2,679	4,838	170,818

Balance as of January 1, 2013	252,518,875	24	208,426	2,938	(1,346)	(5,251)	3,231	5,327	213,349

Exercise of options and restricted shares issued, net of shares withheld for employee taxes	11,303,371	1	959	—	—	—	—	—	960
Share-based compensation		—	20,749	—	—	—	—	—	20,749
Issuance of common shares in business combination	2,122,961	—	3,615	—	—	—	—	1,136	4,751
Issuance of common shares in equity investments	2,302,400	—	3,598	—	—	—	—	—	3,598
Foreign currency translation adjustment	—	—	—	—	—	—	2,212	—	2,212
Unrealized gain on available-for-sale investments	—	—	—	—	—	—	5	—	5
Realized gain on available-for-sale investments	—	—	—	—	—	—	(5)	—	(5)
Stock repurchase	(1,527,555)	—	—	—	(1,874)	—	—	—	(1,874)
Net income	—	—	—	—	—	4,770	—	732	5,502

Balance as of June 30, 2013	266,720,052	25	237,347	2,938	(3,220)	(481)	5,443	7,195	249,247

The accompanying notes are an integral part of this unaudited interim condensed consolidated financial information.

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF CASH FLOWS

(In thousands)

	For the Six Months Ended June 30,
	2012	2013
	US$	US$
Cash flows from operating activities:
Net income	4,256	5,502
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	433	2,575
Allowance for doubtful accounts	4	1,188
Share-based compensation	9,301	20,749
Foreign exchange gain / (loss), net	399	(1,008)
Share of profit from an associate	(278)	—
Realized gain on available-for-sale investments	—	(5)
Other income from ADR depositary arrangement	(160)	(160)
Changes in operating assets and liabilities:
Accounts receivable	(9,131)	(16,709)
Inventory	207	157
Prepaid expenses and other current assets	(1,170)	(3,001)
Other non-current assets	—	(3,779)
Accounts payable	1,314	1,626
Receipt in advance	322	—
Deferred revenue	2,383	5,288
Accrued expenses and other current liabilities	277	2,466
Other non-current liabilities	414	—
Tax payable and provision	70	638

Net cash provided by operating activities	8,641	15,527

Cash flows from investing activities:
Placement of term deposits	(43,606)	(36,307)
Maturities of term deposits	9,092	26,596
Proceeds from disposals of available-for-sale investments	—	7,578
Disbursements from the lending of housing loans to employees	(159)	(80)
Proceeds from the repayments of the housing loans to employees	35	48
Cash paid for equity investments	(3,478)	(16,034)
Bridge loans in connection with completed and ongoing investments	(5,171)	(1,095)
Cash acquired from/ (paid for) business combination, net	735	(38)
Purchase of property and equipment and intangible assets	(454)	(626)

Net cash (used in) investing activities	(43,006)	(19,958)

Cash flows from financing activities:
Cash distributed to non-controlling shareholder upon disposal of a subsidiary	(67)	—
Repurchase common stock	—	(1,874)
Proceeds from exercising of share options	920	2,150

Net cash provided by financing activities	853	276

Effect of exchange rate changes on cash and cash equivalents	(497)	680

Net (decrease) in cash and cash equivalents	(34,009)	(3,475)

Cash and cash equivalents at the beginning of the period	69,510	18,862

Cash and cash equivalents at the end of the period	35,501	15,387

Supplemental disclosures of non-cash investing and financing activities:
Issuance of common shares in business combination (note 3)	4,196	3,615
Issuance of common shares in equity investments (note 6)	—	3,598

The accompanying notes are an integral part of this unaudited interim condensed consolidated financial information.

NQ MOBILE INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL INFORMATION

(In thousands, except for share and per share data)

1. THE COMPANY AND BASIS OF PRESENTATION

NQ Mobile Inc. (“NQ”, or the “Company”), through its subsidiaries, its variable interest entity (“VIE”), and the VIE’s subsidiaries, is principally engaged in the provision of mobile Internet services in the People’s Republic of China (the “PRC” or “China”) and overseas markets. NQ Mobile’s service portfolio includes mobile security and privacy protection, mobile games and advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. The Company, its subsidiaries, its VIE and the VIE’s subsidiaries are hereinafter collectively referred to as the “Group.”

The accompanying unaudited interim condensed consolidated financial information includes the financial information of the Company, its subsidiaries, its VIE for which the Company is the ultimate primary beneficiary, and VIE’s subsidiaries.

The unaudited interim condensed consolidated financial information has been prepared on a historical cost basis to reflect the financial position, results of operations and cash flows of the Company in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) for interim reporting. Accordingly, it does not include all of the information and footnotes required by US GAAP for annual financial statements. The accompanying unaudited interim condensed consolidated financial information reflects all normal recurring adjustments which, in the opinion of the management, are necessary for a fair statement of the result for the interim periods presented. Results for the six months ended June 30, 2013 are not necessarily indicative of the results expected for the full fiscal year or for any future period. Due to the expansion of the Company’s business and diversification of revenue streams and revenue categories in 2013, for the six months ended June 30, 2013, revenue presentations was reclassified into the following categories as described below: mobile value added services (including consumer mobile security and mobile games), enterprise mobility, advertising services and other services. The corresponding comparative figures for the period ending June 30, 2012 have been reclassified to conform to such current presentation. The condensed consolidated balance sheet as of December 31, 2012 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by US GAAP for annual financial statements. The unaudited interim condensed consolidated financial information should be read in conjunction with the latest annual financial statements.

All significant inter-company transactions and balances have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. The Group acquired Beijing Fanyue Technology Co., Ltd (“Beijing Fanyue”) on March 21, 2013 and NQ Mobile (Shenzhen) Co., Ltd. (“NQ Shenzhen”) on June 8, 2013 as disclosed in Note 3. In addition, the Group also set up NQ (Beijing) Co., Ltd in China on January 5, 2013, which engages in computer and mobile software design and development, and other technology consulting services. On January 21, 2013 and January 23, 2013, the Group established FL Mobile Inc. (“FL Cayman”) in the Cayman Islands and FL Mobile Hong Kong Limited (“FL HK”) in Hong Kong respectively (collectively, the “FL Corporations”). FL Corporations develop the mobile platform for real-time online services covering group activities, mobile technology, automotive, health care, entertainment, online books and games.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

The following unaudited consolidated financial information of VIE and its subsidiaries were included in the accompanying unaudited interim condensed consolidated financial information:

	December 31, 2012	June 30, 2013
	US$	US$
Total assets	198,669	251,660
Total liabilities	163,761	205,817

	For the Six Months Ended June 30,
	2012	2013
	US$	US$
Total net revenue	20,006	48,959
Net income	109	3,831

	For the Six Months Ended June 30,
	2012	2013
	US$	US$
Net increase in cash and bank balances	2,052	4,712

Total consolidated assets of VIE as of December 31, 2012 and June 30, 2013 mainly comprised of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets and property and equipment. Total consolidated liabilities as of December 31, 2012 and June 30, 2013 mainly comprised of accounts payable, deferred revenue, accrued expense and other liabilities.

Net revenue comprised approximately 56% and 66% of the Group’s total net revenue for the six months ended June 30, 2012 and 2013, respectively.

In accordance with the VIE agreements, the Company has power to direct activities of the VIE and its subsidiaries, and can have assets transferred out of the VIE and its subsidiaries without any restrictions. Therefore, the Company considers that there is no asset in the consolidated VIE and its subsidiaries that can be used only to settle obligations of the consolidated VIE except for registered capitals and PRC statutory reserves of the VIE and VIE’s subsidiaries amounting to US$18,261 and US$242 respectively as of June 30, 2013. As the VIE and its subsidiaries are incorporated as limited liability companies under the PRC Company Law, and as such the creditors of liabilities of these PRC incorporated VIE have recourse only to the assets of these entities. Accordingly, the creditors of all the liabilities of the Company’s consolidated VIE do not have recourse to the Company’s general credit.

Currently, there is no contractual arrangement that could require the Company to provide additional financial support to the VIE. As the Company is conducting its PRC consumer mobile security, enterprise mobility, and mobile game and advertising business through the VIE and its subsidiaries, the Company may provide such support on a discretional basis in the future, which could expose the Company to a loss.

There is no VIE where the Company has variable interest but is not the primary beneficiary.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used for the preparation of unaudited interim condensed consolidated financial information for the six months ended June 30, 2012 and 2013 are consistent with those set out in the audited consolidated financial statements for the year ended December 31, 2012:

a. Revenue Recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and/or service has been performed, the price is fixed or determinable and collection is reasonably assured. Revenue is recorded net of business tax, value added tax and related surcharges.

Revenues presented in the consolidated statements of comprehensive income include revenues from mobile value added services that are comprised of consumer mobile security and mobile games, advertising services, enterprise mobility and other services.

Mobile value added services

i. Consumer mobile security

Consumer mobile security revenues are derived principally from providing premium mobile security and productivity services to end users. The basic functions of security and productivity services, including anti-virus, anti-malware, anti-spam, privacy protection, data backup and recovery are free of charge. The customers are charged for updating the anti-virus database on a pay-per-use basis or paying a fee to subscribe to the premium security and productivity services including continuous update of anti-virus database, continuous update of the semantics of anti-spam, and advanced privacy protection on a monthly, quarterly, semi-annually or annually basis. The Group recognizes revenue for premium services considered to be software-related (e.g., mobile security services) in accordance with industry specific accounting guidance for software and software related transactions. For premium services where the customer does not take possession of fully-functioning software (e.g., mobile productivity services), the Group recognizes revenue pursuant to ASC 605, Revenue Recognition. Provided collectability is probable, revenue is recognized over the usage period which is the same for software-related services and services where software is incidental to the provision of the services. Basic functions and customer support are provided to end users free of charge, whether they subscribe to our services or not. Customer arrangements may include premium mobile security and productivity services which are multiple elements. Revenue on arrangements that include multiple elements is allocated to each element based on the relative fair value of each element. Fair value is generally determined by vendor specific objective evidence (“VSOE”). In October 2009, the Financial Accounting Standards Board (“FASB”) amended the accounting standard for multiple deliverable revenue arrangements, which provided updated guidance on whether multiple deliverables exist, how deliverables in an arrangement should be separated, and how consideration should be allocated. This standard eliminates the use of the residual method and requires arrangement consideration to be allocated based on the relative selling price for each deliverable. The selling price for each arrangement deliverable can be established based on VSOE or third-party evidence (“TPE”) if VSOE is not available. The new standard requires the application of an estimate of selling price (“ESP”) if neither VSOE nor TPE is available. On January 1, 2011, the Company adopted ASU 2009-13 on a prospective basis for applicable transactions originating or materially modified after December 31, 2010. The adoption of this standard did not have a significant impact on the Company’s revenue recognition for multiple deliverable arrangements. For all the periods presented, the usage period for the elements in arrangements that include multiple elements is the same. No allocation was performed as there is no impact from the allocation on revenue recognized.

Revenue for pay-per-use services is recognized on a per-use basis when the update is made. Proceeds from sale of subscription services are deferred when received and revenue for the subscription services is recognized on a straight-line basis over the estimated service period provided all revenue recognition criteria have been met.

The payment channels include wireless carriers and service providers, prepaid cards, and third party payment processors.

Wireless carriers and service providers. The Group, via SPs, cooperates with wireless carriers to provide consumer mobile security services to the customers. In China, SPs have the exclusive licenses to contract with wireless carriers in offering consumer mobile security services to the end users and they are mainly responsible for assisting in the billing of consumer mobile security services. Wireless carriers are mainly responsible for billing, collection and customer support relating to the end users. Under certain circumstances, the Group itself is an SP and contracts directly with wireless carriers.

Fees paid for premium service are charged to the customers’ telephone bills and shared between the Group and wireless carriers. The sharing percentage is fixed and determined by wireless carriers. The Group does not enter into the arrangements directly with the wireless carriers except when the Group acts as an SP itself and the wireless carriers are not acting as an agent for the Group in the transactions. Therefore, the revenue recognized is net of the amounts retained by the wireless carriers.

The Group recognizes and reports its consumer mobile security services revenues on a gross basis based on its and SPs’ portion of the billings as the Group has the primary responsibility for fulfillment and acceptability of the consumer mobile security services and is considered a principal in the transactions. The amounts attributed to SPs’ share are determined pursuant to the arrangements between SPs and the Group and are recognized as costs of revenues.

To recognize consumer mobile security services revenues, the Group relies on wireless carriers and SPs to provide it the billing confirmations for the amount of services they have billed to their mobile customers. At the end of each reporting period, when the wireless carriers or SPs are yet to provide the Group the monthly billing confirmations, the Group uses information generated from its internal system as well as the historical data to estimate the amounts of collectable consumer mobile security services fees and to recognize revenue. Historically, there have been no significant adjustments to the revenue estimates.

Prepaid cards. The Group sells prepaid cards to customers through independent distributors. The customers can use the prepaid cards to subscribe to the premium services. Once the customers activate the premium service using the prepaid cards, the Group starts to recognize its revenues on a straight-line basis over the service period. While the Group has primary responsibility for fulfillment and acceptability, it does not have control of, and generally does not know, the ultimate selling price of the prepaid cards sold by the distributors, and therefore, net proceeds from the distributors form the basis of revenue recognition.

Third party payment processors. The customers can also subscribe to the Group’s premium service directly through its website and the billings are handled by third party payment processors. Under these circumstances, the Group has the primary responsibility for fulfillment and acceptability and recognizes the revenue on a gross basis. The amounts attributed to third party payment processors are recognized as costs of revenue.

ii. Mobile games

Third party developed mobile games. The Group generates mobile game revenue from mobile games developed by third parties. It enters into exclusive or joint operation agreements with developers for licensed mobile game applications. The Group distributes the games on Apple’s App Store, Android platforms, Beijing Feiliu’s platforms and other channels. Game players can download the free-to-play games and pay to acquire virtual currency which can be redeemed in the game for in-game virtual items. Pursuant to agreements signed between the Group and game developers, revenues from the sale of game currency to be used for the purchase of virtual items are shared between the Group and the game developers based on a pre-agreed ratio for each game.

The determination of whether to record these revenues using gross or net method is based on an assessment of various factors. The primary factors are whether the Group is acting as the principal in offering services to the game players or as an agent in the transaction, and the specific requirements of each agreement.

For games under joint operation agreements, the Group does not determine the selling price of the products and is not the primary obligor to the customer. Therefore, the Group accounts for such sales on a net basis by recognizing in net sales only the commission it retains from each sale. The portion of the gross amount billed to customers that is remitted by the Group to the third-party game developers is not reflected in the Group’s consolidated statement of comprehensive income. For games under exclusive operation agreements, the Group recognizes revenue based on the gross amount billed to customers because the Group established its own pricing for the virtual items, is the primary obligor to the customer and responsible for improving games.

Self-developed mobile games. The Group also generates mobile game revenue from offering virtual items in mobile games developed by the Group itself. The Company distributes its games on the Apple’s App Store. Within the storefronts, game players can download the Company’s free-to-play games and pay to acquire virtual currency which can be redeemed in the game for virtual items.

The Group recognizes revenue when those recognition criteria defined under US GAAP are satisfied. Determining whether and when some of the criteria have been satisfied requires judgments that may have a significant impact on the timing and amount of revenue the Company reports in each period. The Company sells both consumable and durable virtual goods. Consumable goods are items one-time used up, while durable goods are items accessible to the user over an extended period of time. The Group recognizes revenue from the sale of consumable goods when the goods are used up. For the purposes of determining when the service has been provided to the player, the Company has determined that an implied obligation exists to the paying user to continue displaying the purchased durable virtual items within the game over the games’ estimated useful lives. As such, the Group recognizes revenue from the sale of durable virtual goods ratably over the estimated average playing period of paying users. Currently the games’ useful lives estimated by the Group are three months. While the Company believes its estimates to be reasonable based on available game player information, it may revise such estimates in the future as the games’ operation periods change.

Advertising

The Group enters into pay-per-action arrangements for promoting applications, under which it bills its customers based on the volume of end users who click the advertisement and activate the application. Revenue is recognized based on the volume tracked and the pre-agreed unit price. The Group also enters into pay-for-time contracts, under which the Group bills its customers based on the period of time to display the advertisements in the specific formats on specific web pages. Revenue is recognized ratably over the period the advertising is displayed.

Enterprise mobility

Enterprise mobility revenues are derived principally from hardware sales to enterprise users, provision of mobility solution, technology and software development, and commission income shared from mobile network operators.

Hardware is considered delivered to customers once customers acknowledge the receipt of the hardware delivered and title and risk of loss have been transferred. For most of the Group’s hardware sales, these criteria are met at the time customers sign delivery notes.

Mobility solution revenue in connection with agreements for standard proprietary software is recognized upon delivery of the software, provided collection is considered probable, the fee is fixed or determinable, there is evidence of an arrangement, and vendor-specific objective evidence (VSOE) exists with respect to any undelivered elements of the arrangement. For multiple-element arrangements, the Company recognizes revenue under the residual method, whereby (1) the total fair value of the undelivered elements, as indicated by VSOE, is deferred and subsequently recognized and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.

The Group recognizes technology and software development revenue when the development is completed as confirmed by the customer. Commission income derived from bringing enterprise users to the mobile network operators and is determined based on fixed percentages, agreed with the mobile operators, of actual charges to the enterprise users. Commission incomes are recognized in the month in which the service is provided to the enterprise users. For the amount of revenues to be recognized, the Company firstly estimates the amount of service fee and recognizes revenue based on the fixed commission rates as stipulated on the contract that multiply the estimated customer charges. When the Company later receives the statements of actual charge issued by the mobile network operators, the Company records a true-up adjustment. Based on the historical experience, there was no material adjustments incurred.

Other services revenues

Other services revenues are derived principally from fees paid by third party business partners for referring customers to them and providing technology development and advertising services. The Group recognizes referral revenue when the referral occurs and the technology development revenue when the performance is completed.

b. Recently Issued Accounting Pronouncements

There were no recently issued accounting pronouncements that would have a material impact on the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2013.

3. BUSINESS COMBINATION

For Consumer Business

Acquisition of Beijing Fanyue

On March 21, 2013, the Group acquired 51% of the equity interests in Beijing Fanyue, which is primarily engaged in mobile internet advertisement integration and marketing solution, for cash consideration of US$88 and 808,146 common shares of the Company, the fair value of which was US$1,490. The Group began to consolidate Beijing Fanyue’s financial statements on March 21, 2013.

On the acquisition date, the allocation of the consideration for assets acquired and non-controlling interest based on their fair value was as follows (in thousands):

As of Mar 21, 2013
US$
Cash consideration	88
Shares consideration	1,490

Total consideration transferred	1,578

Cash	192
Other working capital	476
Identifiable intangible assets acquired	335
Goodwill	1,694
Fair value of non-controlling interest	(1,119)

Total	1,578

The fair value of shares consideration is measured based on the market price of the Company’s share on the acquisition date. The excess of the purchase price over the tangible assets and identifiable intangible assets acquired was recorded as goodwill. The valuations used in the purchase price allocation described above were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied.

Identifiable intangible assets acquired upon acquisition represent customer relationship of US$335 with an estimated useful life of 2.8 years. Goodwill primarily represents the expected synergies from combining operations of Beijing Fanyue with those of the Group, which are complementary to each other. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

The fair value of non-controlling interest in Beijing Fanyue has been determined with the assistance of an independent third party valuation firm mainly based on the number of shares held by non-controlling shareholders and the equity value close to the acquisition date, taking into consideration other factors, as appropriate.

Prior to the acquisition, Beijing Fanyue did not prepare its financial statements in accordance with US GAAP. The Company determined that the cost of reconstructing the financial statement of Beijing Fanyue for the periods prior to the acquisition outweighed the benefits. Thus the Company’s management did not present pro forma financial information with respect to the results of operations of the Group for the business combination.

Acquisition of NQ Shenzhen

On June 8, 2013, the Group acquired 100% of the equity interests in NQ Shenzhen, which is primarily engaged in development of education platform and education software and providing education service by internet and multi-media technologies, for cash consideration of US$809 and 1,314,815 common shares of the Company, the fair value of which was US$2,125. The Group began to consolidate NQ Shenzhen’s financial statements on June 30, 2013.

On the acquisition date, the allocation of the consideration for assets acquired based on their fair value was as follows (in thousands):

As of June 30, 2013
US$
Cash consideration	809
Shares consideration	2,125

Total consideration transferred	2,934

Cash	66
Other working capital	51
Identifiable intangible assets acquired	599
Goodwill	2,218

Total	2,934

The fair value of shares consideration is measured based on the market price of the Company’s share on the acquisition date. The excess of the purchase price over the tangible assets, identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. The valuations used in the purchase price allocation described above were determined by the Company with the assistance of an independent third party valuation firm with the income approach applied.

Total identifiable intangible assets acquired include customer relationship of US$243 and platform technology of US$356, which have an estimated weighted average useful life of 4.2 years. Goodwill primarily represents the expected synergies from combining operations of NQ Shenzhen with those of the Group, which are complementary to each other. In accordance with ASC350, goodwill is not amortized but is tested for impairment and is not deductible for tax purposes.

Prior to the acquisition, NQ Shenzhen did not prepare its financial statements in accordance with US GAAP. The Company determined that the cost of reconstructing the financial statement of NQ Shenzhen for the periods prior to the acquisition outweighed the benefits. Thus the Company’s management did not present pro forma financial information with respect to the results of operations of the Group for the business combination.

4. SHORT-TERM INVESTMENTS

Short-term investments refer to the available-for-sale investments made in financial instruments with guaranteed return of principal upon maturity with a variable interest rate indexed to the performance of underlying assets.

The Group recorded realized gains of US$0 and US$5 for the six months ended June 30, 2012 and 2013, respectively. As of December 31, 2012 and June 30, 2013, there were no unrealized gains/(losses) balance.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31, 2012	June 30, 2013
	US$	US$
Bridge loans in connection with ongoing investments	6,141	3,938
Receivables in connection with exercise of options	2,018	1,123
Receivables from an employee in connection with tax withheld for the vesting of the restricted shares	1,010	—
Share subscription monies receivables	1,198	1,099
Interest receivables	1,524	1,481
Housing loans to employees (Note 8)	182	154
Deposits to suppliers	1,874	2,702
Advances to employees	2,073	2,667
Loans to related parties	—	1,597
Prepayment for inventory	681	1,049
Receivable from a related party for hardware procurement	—	2,046
Prepaid customer acquisition cost (Note 8)	—	857
Others	313	3,041

Total	17,014	21,754

As of June 30, 2013, the Group had interest-free loan balances of US$3,938 to potential investees in consideration of future acquisitions or investments on these investees.

As of June 30, 2013, the loans to related parties outstanding were operating loans to associates. These loans were unsecured, non-interest bearing and repayable in one year.

6. EQUITY INVESTMENTS

	December 31, 2012	June 30, 2013
	US$	US$
Equity method investments
Beijing NQ Guotai Investment Management Limited Partnership	—	16,185

Sub-total	—	16,185

Cost method investments
Pansi Infinity (Beijing) Technology Co., Ltd	2,864	2,914
Shifang Huida Technology Co., Ltd	2,386	2,428
Hesine Technologies International Worldwide Inc. (“Hissage”)	6,416	6,416
SIINE., Ltd	600	600
Shanghai Yinlong Information and Technology Co., Ltd	1,712	1,742
Asia Smart Media Inc. (“Asia Smart”)	—	3,900
Beijing Century Hetu Software Technology Co., Ltd	—	1,714

Sub-total	13,978	19,714

Total	13,978	35,899

In December of 2012, Beijing NQ Guotai Investment Management Limited Partnership (“NQ Guotai”) was set up. The Group owned 49.5% of the equity interest, through QingYun (Tianjin) Financial Management Co., Ltd., or Tianjin QingYun, a subsidiary of the VIE of the Group as a limited partner, in NQ Guotai. The Group invested RMB99,000 (US$16,023) of the total registered capital of RMB200,000 (US$32,369). On April 9, 2013, Beijing Wuyue Tianxia Investment Consulting Ltd., the general partner of NQ Guotai, withdrew its investment and transferred its 0.5% equity interest of NQ Guotai to Tianjin Qingyun for RMB1,000 (US$162). Meanwhile, Wangqin Guotai (Beijing) Capital Fund Management Ltd. was appointed as the new general partner, which made a capital injection of RMB 2,000 (US$324). As of June 30, 2013, the Group fully injected the capital of RMB100,000 (US$16,185) and obtained 49.505% of equity interest. The Group accounted for the investment by equity method as the interests the Group holds on NQ Guotai are commons shares, or substantially similar to common shares or in-substance common shares.

The change in Group’s investment accounted for by the cost method is summarized as follows:

Investment
US$
Balance as of December 31, 2012	13,978
Investment in Pansi Infinity (Beijing) Technology Co., Ltd	50
Investment in Shifang Huida Technology Co., Ltd	42
Investment in Shanghai Yinlong Information and Technology Co., Ltd	30
Investment in Asia Smart Media Inc.	3,900
Investment in Beijing Century Hetu Software Technology Co., Ltd	1,714

Balance as of June 30, 2013	19,714

In May of 2013, the Group acquired 35.22% of the equity interest in Asia Smart Media Inc., which is a new media company for consideration of US$2,000 in cash and 1,152,013 common shares with fair value of US$1,900.

In June of 2013, the Group acquired 20% of the equity interest in Beijing Century Hetu Software Technology Co., Ltd., a mobile game developer, through Feiliu for consideration of US$16 in cash and 1,150,387 common shares with fair value of US$1,698.

The Group used the cost method to account for these investments above since the equity interests the Group hold in these entities had no risk and reward characteristics that are substantially similar to common share or in-substance common share.

7. PROPERTY AND EQUIPMENT, NET

	December 31, 2012	June 30, 2013
	US$	US$
Computer equipment	1,991	2,409
Leasehold improvements	1,034	1,086
Electronic equipment	344	384
Office equipment	983	1,141
Motor vehicles	50	51

Total	4,402	5,071

Less: accumulated depreciation	(1,968)	(2,533)

Property and equipment, net	2,434	2,538

The depreciation expense for property and equipment was US$270 and US$565 for the six months ended June 30, 2012 and 2013, respectively.

8. OTHER NON-CURRENT ASSETS

	December 31, 2012	June 30, 2013
	US$	US$
Housing loan to employees	279	429
Prepaid customer acquisition cost	—	1,429
Prepaid license fees	—	105
Others	—	122

Total:	279	2,085

In June 2010, the Group entered into housing loan contracts with 10 employees, under which the Group provided interest free housing loans to the employees with the original amount of US$180 per employee. The employees were each required to repay a certain percentage of the loans immediately upon signing the relevant loan agreements and repay a fixed amount per month for the next five years. These loans were guaranteed by RPL Holdings Limited (“RPL”), a shareholder of the Company. During 2011 and 2012, the Group entered into housing loan contracts with five employees, under which the Group provided interest-free housing loans to the employees with original amounts of RMB2,400 (US$388) in aggregate. In March 2013, the Group signed housing loan contracts with another two employees with original amount of US$16 and US$65, respectively. These housing loans were to be repaid with a fixed amount each month over the next 10 or 15 years. The Group discounted the future collection of the loans with the rate the Company would charge to an employee as if the employee were to get a loan from a third party and recorded separately as current portion and non-current portion. The housing loans were recorded separately as current portion and non-current portion. As of June 30, 2013, housing loans to employees recorded as other current assets and other non-current assets were US$154 (December 31, 2012: US$182) and US$429 (December 31, 2012: US$279), respectively.

In April 2013, the Group made a non-refundable prepayment of US$2,500 to Titans Group (“Titans”) for customer acquisition in oversea market. The Group recognized the prepayment as customer acquisition cost on a straight-line basis over the contract period of three years and presented the unamortized balance as current and non-current assets respectively.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31, 2012	June 30, 2013
	US$	US$
Salaries and social welfare payables	3,769	3,526
Other taxes payable	5,651	5,811
Accrued legal and professional expenses	1,175	1,940
Rental payables	259	363
Accrued travelling, entertainment expenses	411	815
Payable for acquiring a subsidiary	—	283
Payable to third party suppliers	—	3,059
Others	533	980

Total	11,798	16,777

10. FAIR VALUE MEASUREMENT

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of June 30, 2013 and December 31, 2012 respectively:

	Fair value measurement at reporting date using (in thousands)
Items	As of June 30, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$15,387	—	$15,387	—
Term deposits	$112,969	—	$112,969	—

Total	$128,356	—	$128,356	—

	Fair value measurement at reporting date using (in thousands)
Items	As of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$18,862	—	$18,862	—
Term deposits	$101,503	—	$101,503	—
Short-term investments	$7,573	—	$7,573	—

Total	$127,938	—	$127,938	—

Term deposits

Term deposits are time deposits with maturities over three months. These time deposits are classified within Level 2, because there generally were no quoted prices as of the reporting dates in active markets for identical time deposits and therefore, in order to determine their fair value, the Company had to use observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that were observable or could be corroborated by observable market data for substantially the full term of the assets or liabilities.

Short-term investments

To estimate the fair value of investments in financial instruments with a variable interest rate indexed to the performance of underlying assets, the Group refers to the quoted rate of return provided by banks at the end of each period and uses the discounted cash flow method. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement.

As of December 31, 2012, the Group’s investments are issued by commercial banks in China with a variable interest rate indexed to performance of underlying assets. Since the Group did not intend to hold the investment over one year, they are classified as short-term investments.

The following are other financial instruments not measured at fair value in the balance sheets and their carrying values approximate fair value. If measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy.

Short-term receivables and payables

Accounts receivable and other current assets are financial assets with carrying values that approximate fair value due to their short term nature. Short-term accounts payable, receipts in advance and deferred revenue, short-term bank loans and accrued liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature. The rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term bank loans. The Group estimated fair values of other short-term receivables and payables using the discounted cash flow method. The Company classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Equity investments

The Group estimated fair values of the equity investments by considering many factors including but not limited to operating performance of the investee, the amount of cash that the investee has on-hand, the ability to obtain additional financing and the overall market conditions in which the investee operates. The fair value of the equity investments represents a Level 3 valuation as the assumptions used in valuing the investments were not directly or indirectly observable in the market.

Housing loans to employees

The Group estimated fair values of housing loans to employees using the discounted cash flow method. The Group classifies the valuation technique as level 3 of fair value measurement cash flow input which is unobservable in the market,

Long-term payables

The Group estimated fair values of long-term account payable using the discounted cash flow method. The Group classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

11. SHARE-BASED COMPENSATION

Options

a. Option Modifications

On November 8, 2010, the Board of Directors approved a modification to the terms of all options issued to 69 non-employee consultants to accelerate their vesting on that date. The modification was at the sole discretion of the Company and was carried out based on the fulfillment of service commitment made by these non-employee consultants. As a result of this modification, the Company recognized all remaining unrecognized compensation expense of US$2,452 related to the modified options for the year ended December 31, 2010.

On February 28, 2011, the Board of Directors approved another modification to the terms of all options issued to 51 employees and 70 non-employee consultants to accelerate their vesting on that date. The modification was at the sole discretion of the Company and was carried out to incentivize the employees and based on the fulfillment of service commitment made by non-employee consultants, respectively. As a result of this modification, the Company recognized all remaining unrecognized compensation expense of US$285 related to modified options for the year ended December 31, 2011.

b. Share-based Compensation to One Executive Officer Contingent upon IPO

On December 15, 2010 and March 15, 2011, the Company agreed to grant 499,117 and 90,883 options respectively to one of its executive officers. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these options was measured on respective dates. At the same time, if the Company undertakes any additional equity financing before its IPO, it would issue additional options with the same terms to the executive officer so that total number of options granted would be equal to not less than 1% of the total shares, on a fully-diluted basis, outstanding on the date immediately preceding the closing of the Company’s IPO. These options contingent upon IPO were immediately and fully vested upon the closing of the Company’s IPO. The Company has completed its IPO on May 5, 2011, compensation expense of US$798 was recognized relating to these options contingent upon IPO for the year ended December 31, 2011 and there was no unrecognized compensation expense relating to these options as of December 31, 2011.

c. Share-based compensation to Two Executive Officers

On July 10, 2012, the Company granted 1,062,500 and 52,500 options respectively to two executive officers. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these options was measured on the grant date. Compensation expense of US$276 was recognized relating to these options for the six months ended June 30, 2013 and unrecognized compensation expense relating to these options amounted to US$797 and US$521 as of December 31, 2012 and June 30, 2013.

d. Share-based Compensation to a Significant Business Partner

On November 2, 2011, the Company agreed to grant 1,000,000 options to one of its significant business partners. These options were immediately and fully vested when granted. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these options was measured on the grant date. Compensation expense of US$833 was recognized relating to these options for the year ended December 31, 2011 and there was no unrecognized compensation expense relating to these options as of December 31, 2011.

The Company also agreed to grant up to 5,000,000 performance related options to this business partner upon achieving certain revenue targets or successfully bringing in a strategic operator set forth in the agreement. The Group continuously performed assessment on the granting criteria and considered none of these performance-related criteria been met or expected to be met as of December 31, 2011, no related compensation expense was recognized. The business partner brought in a strategic operator in 2012. As a result, the Company respectively granted 250,000 options to the business partner on July 10, 2012 and on January 2, 2013 and recognized compensation expense of US$188 for the six months ended June 30, 2013.

e. Share-based compensation to non-employee consultant

On July 10, 2012 and January 2, 2013, the Company granted respectively 200,000 and 725,000 options to non-employee consultant as the payment of consulting fee. The fair value of share-based compensation to be recognized for these options was re-measured on each period end. The compensation expense of US$307 was recognized relating to these options for six months ended June 30, 2013.

The following tables summarize the Group’s share option activities for the six months ended June 30, 2013.

Granted to employees	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of December 31, 2012	23,823,411	1.04	8.22	4,077
Options granted	5,062,000	1.18	—	—
Options exercised	(1,423,195)	0.68	—	—
Options forfeited or cancelled	(1,049,170)	1.09	—	—

Outstanding as of June 30, 2013	26,413,046	1.08	8.04	14,107

Vested and exercisable as of June 30, 2013	10,272,373	0.89	7.28	7,461

Granted to non-employees	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
		US$		US$
Outstanding as of December 31, 2012	2,787,500	1.00	9.01	577
Options granted	975,000	1.18	—	—
Options exercised	(141,660)	0.95	—	—
Options forfeited or cancelled	(250,000)	1.35	—	—

Outstanding as of June 30, 2013	3,370,840	1.03	8.77	1,976

Vested and exercisable as of June 30, 2013	1,609,903	0.96	8.55	1,054

The Group’s share-based compensation cost is measured at the fair value of the award calculated under the Binomial option-pricing model. For employee awards, the fair value is determined on the date of grant. For non-employee award, the fair value is re-measured each period end until such time as the award vests or performance is otherwise assured. Assumptions used in the Binomial option-pricing model for valuation during current period are presented below:

Granted to Employees	For the Six Months ended June 30 2013
Average risk-free interest rate		2.26%
Exercise Multiple		2.20
Expected forfeiture rate (Post-vesting)		7.00%
Weighted average expected option life		10 years
Volatility rate		50.00%
Dividend yield		0%
Share price	US$	1.21

Granted to Non-Employees	For the Six Months ended June 30 2013
Average risk-free interest rate		2.44%
Expected forfeiture rate (Post-vesting)		N/A
Weighted average expected option life		9.53 years
Volatility rate		48.53%
Dividend yield		0%
Share price	US$	1.53

The Group recorded options related share-based compensation expenses of US$4,124 and US$4,336 for the six months ended June 30, 2012 and 2013, respectively, attributed using the graded-vesting method over the requisite service periods. Weighted average grant date fair value per option was US$0.6108 for the six months ended June 30, 2013. The Group did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the six months ended June 30, 2012 and 2013.

As of December 31, 2012 and June 30, 2013, there was US$9,572 and US$8,622, respectively, of total unrecognized compensation expense related to non-vested share-based compensation arrangements under the Company’s share incentive plans that are expected to vest. Those costs are expected to be recognized over a weighted-average period of 2.58 years and 3.05 years, respectively.

Restricted Shares

Share Awards granted under 2011 Share Plan

a. Share Awards to Senior Management

On May 6, 2011, the Group granted a number of restricted shares of the Company with a value of US$1,806 (the “Restricted Shares”) to one of its executive officers of NQ Mobile US Inc. or NQ US as his signing incentives. The value of the Restricted Shares was calculated based on their grant date fair values. These Restricted Shares are subject to transfer restrictions with a vesting period of four years since the grant date and were valued at their estimated fair value on the date of the award. These shares were included in the Company’s 2011 Share Plan. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these Restricted Shares was measured on the grant date. On July 10, 2012, the Group granted additional restricted shares of the Company with a value of US$185 to the executive officer with the same vesting period. On February 19, 2013, the Group granted additional number of restricted shares of the Company with a value of US$250 to this executive officer for each contract executed with certain specific customers. The terms of each grant shall provide for full vesting on the second anniversary of the grant date based upon 1/24 vesting each month. Compensation expense of US$396 and US$297 were recognized relating to the restricted shares for the six months ended June 30, 2012 and 2013 and unrecognized compensation expense relating to these restricted shares amounted to US$598 and US$550 as of December 31, 2012 and June 30, 2013.

On July 10, 2012, the Group granted a number of restricted shares of the Company with a value of US$1,604 (the “Restricted Shares”) to an executive officer as incentives. The value of the restricted shares was calculated based on their grant date fair values. 25% of the restricted shares will vest on the first-year anniversary of the grant date and 1/48 of the restricted shares will vest each month over a three-year period thereafter. These shares were included in the Company’s 2011 Share Plan. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these Restricted Shares was measured on the grant date. Compensation expense of US$418 was recognized relating to the restricted shares for the six months ended June 30, 2013 and unrecognized compensation expense relating to these restricted shares amounted to US$1,207 and US$789 as of December 31, 2012 and June 30, 2013.

On July 27, 2012, the Group granted 2,315,000 restricted shares of the Company with a value of US$1,189 to two executive officers of NQ US as incentives. The value of the restricted shares was calculated based on their grant date fair values. These restricted shares are subject to the achievement of either specific performance or market conditions for each of the four-year period beginning the employment date and continued employment with the Company for each year and were valued at their estimated fair value on the date of the award. The restricted shares that become vested and non-forfeitable are up to 2,893,750 since they shall be determined on the last day of each fiscal year based on the percentage achievement of fiscal year performance goal. These shares were included in the Company’s 2011 Share Plan. The Company has first determined whether or not it was probable that the performance condition would be achieved. The fair value of the restricted shares calculated reflecting the market condition represents the minimum amount that is recognized as compensation cost assuming the requisite service is completed, even if the performance or market condition is not met. The fair value of the restricted shares (without considering the market condition) would be recognized if the performance condition is probable of being achieved. On May 14, 2013, an amendment was signed between the Company, the NQ US and the executive officers, under which the market conditions were removed and the performance conditions were revised for the restricted shares that will vest in 2013 through 2015. There was no incremental cost for this amendment. As of June 30, 2013, the Company determines that it is not probable that the performance conditions will be achieved. As a result, the related compensation expense calculated based on the market condition is recognized over the requisite service period using graded vesting method. Compensation expense of US$324 was recognized relating to the restricted shares for the six months ended June 30, 2013 and unrecognized compensation expense relating to these restricted shares amounted to US$815 and US$491 as of December 31, 2012 and June 30, 2013.

On January 2, 2013, the Group granted 425,000 restricted shares of the Company with a value of US$513 to employees and directors. The value of the restricted shares was calculated based on their grant date fair values. 25,000 of restricted shares will vest immediately when granted. 150,000 of restricted shares will vest on the first-year anniversary of the grant date. For the remaining 250,000 of restricted shares, 25% of the restricted shares vest on the first-year anniversary of the grant date and 1/12 of the remaining restricted shares will vest each quarter over a three-year period thereafter. These shares were included in the Company’s 2011 Share Plan. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these restricted shares was measured on the grant date. Compensation expense of US$199 was recognized relating to the restricted shares for the six months ended June 30, 2013 and unrecognized compensation expense relating to these restricted shares amounted to US$314 as of June 30, 2013.

b. Share Awards to non-employee consultants

On July 10, 2012, the Group granted 1,150,000 of restricted shares of the Company to non-employee consultants as the payment of consulting fee. The fair value of share-based compensation to be recognized for these restricted shares is measured on each period end. 25% of the restricted Shares will vest on the first-year anniversary of the grant date and 1/48 of the restricted shares will vest each month over a three-year period thereafter. The consultants’ service period is four years since the restricted shares were granted. These shares were included in the Company’s 2011 Share Plan. On January 2, 2013, the Group granted 2,650,000 of restricted shares of the Company to non-employee consultants as the payment of consulting fee. 25% of the restricted shares will vest on the first-year anniversary of the grant date and 1/12 of the remaining restricted shares will vest each quarter over a three-year period thereafter. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these restricted shares was measured on the grant date. Compensation expense of US$1,932 was recognized relating to the restricted shares for the six months ended June 30, 2013 and unrecognized compensation expense relating to these restricted shares amounted to US$1,002 and US$3,822 as of December 31, 2012 and June 30, 2013.

Other Share Awards

a. Share Awards to Co-Chief Executive Officer

On January 8, 2012, the Group granted 10,000,000 restricted shares of the Company to the Co-Chief Executive Officer (“Co-CEO”) of the Company. Of the 10,000,000 restricted shares, 6,000,000 restricted shares will vest over four years provided that he continues his employment with the Company. 25% of the 6,000,000 restricted shares will vest on the first-year anniversary of the employment commencement date and 1/48 of 6,000,000 restricted shares will vest each month over a three-year period thereafter. The remaining 4,000,000 restricted shares are subject to the achievement of either specific performance or market conditions for each of the next four years. The value of the restricted shares under the market or performance conditions was calculated based on their grant date fair values without considering the possibility that the service conditions or performance conditions will be achieved. As all the criteria for establishing grant date were met, the fair value of share-based compensation being recognized for these restricted shares was measured on January 8, 2012.

For the 6,000,000 restricted shares that are subject only to the service condition, the related compensation expenses are being recognized using graded vesting method over the next four years. For the 4,000,000 restricted shares subject to either performance or market condition, the Company has first determined whether or not it was probable that the performance condition would be achieved. The fair value of the restricted shares calculated reflecting the market condition represents the minimum amount that is recognized as compensation cost assuming the requisite service is completed, even if the performance or market condition is not met.

Pursuant to the employment agreement among NQ US, the Company and Co-CEO, the Company shall establish a new entity, NQ Global and shall issue 15% equity interest in NQ Global (“NQ Global Shares”) to the Co-CEO for a nominal value. The NQ Global Shares have an embedded put option where the Co-CEO has the right in his sole discretion, to require the Company to purchase a portion or all of NQ Global Shares owned by the Co-CEO (“Put Option”) at their fair market value on the exercise date. While the NQ Global Shares are fully vested upon their issuance, the Put Option will vest and become exercisable at the rate of 25% of the underlying shares upon each of the first four annual anniversaries of the employment commencement date. All the key terms and conditions were substantially agreed among the counterparties in February 2012 and therefore the grant date was established at that time. Since these NQ Global Shares were fully vested upon grant, the entire compensation expenses of US$451 were recognized on the grant date. The fair value of 15% equity interest in NQ Global is determined based on the income approach.

On May 8, 2012, the Company modified the employment agreement among NQ US, the Company and the Co-CEO so that Co-CEO gave up his 15% equity interest in NQ Global and the related Put Option. Concurrently, the Company granted 9,000,000 restricted shares of the Company to the Co-CEO. Of the 9,000,000 restricted shares, 3,500,000 restricted shares are subject to a four-year service condition and the remaining 5,500,000 restricted shares are subject to the achievement of either specific performance or market conditions for each of the next four years. This was determined to be a modification to the original award granted to the Co-CEO. As a result, the incremental compensation expense of US$14,019, calculated as the excess of the fair value of the 9,000,000 restricted shares over the fair value of 15% equity interest in NQ Global on the modification date, was recognized from May 8, 2012 over the vesting period.

The 9,500,000 restricted shares subject to either specific performance or market conditions could be vested and increased to 11,875,000 since they shall be determined on the last day of each fiscal year based on the percentage achievement of fiscal year performance goal. As of December 31, 2012, the Company determines that it is not probable that the performance conditions will be achieved for all the 9,500,000 restricted shares. As a result, the related compensation expense calculated based on the fair value on the grant date that reflects the market condition is recognized over the requisite service period using graded vesting method.

Of the 9,500,000 restricted shares that are subject to the achievement of either specific performance or market conditions, 2,521,755 restricted shares were granted and vested on December 31, 2012, since the market condition for the year ended December 31, 2012 was achieved.

Compensation expense of US$4,518 and US$3,239 was recognized relating to the 19,000,000 restricted shares for the six months ended June 30, 2012 and 2013, and unrecognized compensation expense relating to these restricted shares amounted to US$11,134 and US$7,895 as of December 31, 2012 and June 30, 2013.

Four amendments were signed between the company and Co-CEO on January 7, 2013, January 30, 2013, March 23, 2013 and March 28, 2013 respectively. Any restricted shares that would have vested on January 8, 2013, January 31, 2013, February 28, 2013 or March 31, 2013 shall vest in April 2013 according to these amendments. There was no incremental expense for this amendment.

On April 3, 2013, an amendment was signed between the Company, the NQ US and the Co-CEO, under which the market conditions were removed and the performance conditions was revised for the restricted shares that will vest in 2013 through 2015. There was no incremental expense for this amendment.

b. Share Awards in connection with acquisitions

The Group granted 2,875,000 restricted shares of the Company to the non-controlling interest shareholder of NationSky in May, 2012. The value of the restricted shares was calculated based on the fair value of the acquisition date on which all the criteria for establishing grant date were met. These restricted shares are subject to a vesting period of four years and/or certain performance related targets. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these restricted shares was measured on the grant date. Of 2,875,000 restricted shares, 1,725,000 restricted shares are subject only to the service condition. The related compensation expenses are being recognized using graded vesting method over the next four years. The remaining 1,150,000 restricted shares are subject to both performance and service condition. The Company has first determined whether or not it was probable that the performance condition would be achieved. The compensation expense would be recognized if the performance condition is probable of being achieved. As of June 30, 2013, the Company determines that it is not probable that the performance conditions will be achieved. As a result, the related compensation expense was not recognized. Compensation expense of US$263 and US$803 was recognized relating to the restricted shares for the six months ended June 30, 2012 and 2013 and unrecognized compensation expense relating to these restricted shares amounted to US$2,378 and US$1,575 as of December 31, 2012 and June 30, 2013.

The Group granted 18,519,971 restricted shares of the Company to the original shareholder of Beijing Feiliu and Beijing Red on November 30, 2012. The value of the restricted shares was calculated based on the fair value of the acquisition date on which all the criteria for establishing grant date were met. These restricted shares are subject to a vesting period of four years and/or certain performance related targets. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these restricted shares was measured on the grant date. Of 18,519,971 restricted shares, 6,173,324 restricted shares are subject only to the service condition. The related compensation expenses are being recognized using graded vesting method over the next four years. The remaining 12,346,647 restricted shares are subject to both performance and service condition, the Company has first determined whether or not it was probable that the performance condition would be achieved. The compensation expense would be recognized if the performance condition is probable of being achieved. 2,593,833 restricted shares were granted and vested on June 30, 2013, since the performance condition for the first half of 2013 was achieved, and 2,540,303 extra restricted shares were granted and vested on June 30, 2013, since the performance target was over fulfilled in the first half of 2013. As a result compensation expense of US$8,967 was recognized relating to the these restricted shares for the six months ended June 30, 2013 and unrecognized compensation expense relating to these restricted shares amounted to US$7,855 and US$5,717 as of December 31, 2012 and June 30, 2013.

The Group granted 2,020,365 restricted shares of the Company to the non-controlling interest shareholder of Beijing Fanyue in March 21, 2013. The value of the restricted shares was calculated based on the fair value of the acquisition date on which all the criteria for establishing grant date were met. These restricted shares are subject to a vesting period of four years and/or certain performance related targets. As all the criteria for establishing grant date were met, the fair value of share-based compensation to be recognized for these restricted shares was measured on the grant date. Of 2,020,365 restricted shares, 808,145 restricted shares are subject only to the service condition. The related compensation expenses are being recognized using graded vesting method over the next four years. The remaining 1,212,220 restricted shares are subject to both performance and service condition.

The Company has first determined whether or not it was probable that the performance condition would be achieved. The compensation expense would be recognized if the performance condition is probable of being achieved. As of June 30, 2013, the Company determines that it is not probable that the performance conditions will be achieved. As a result, the related compensation expense was not recognized. Compensation expense of US$215 was recognized relating to the restricted shares for the six months ended June 30, 2013 and unrecognized compensation expense relating to these restricted shares amounted to US$1,272 as of June 30, 2013.

The summary of Restricted Share activities as of June 30, 2013 and changes during the period is presented below:

	Number of shares	Fair value per share at grant date
		US$
Unvested as of December 31, 2012	45,033,526	1.2653
Granted	7,824,773	1.4128
Vested	(9,738,516)	1.4017
Forfeited	(648,976)	1.1154

Unvested as of June 30, 2013	42,470,807	1.2635

12. TAXATION

Composition of income tax expense

The current and deferred portions of income tax expense for the six months ended June 30, 2012 and 2013 are as follows:

	For the Six Months ended June 30,
	2012	2013
	US$	US$
Current income tax expense	171	318
Deferred income tax benefit	(56)	—
Withholding tax expense	69	69

Income tax expense	184	387

Deferred income tax

Deferred income tax was measured using the enacted tax rates for the periods in which they are expected to be reversed. Significant components of the Group’s deferred income tax assets and liabilities consist of as follows:

	December 31, 2012	June 30, 2013
	US$	US$
Deferred income tax assets, current
Accruals	40	40
Accrued payroll	370	370
Other differences	70	70

Total current deferred income tax assets	480	480
Less: Valuation allowance	(480)	(480)

Net current deferred income tax assets	—	—

Deferred income tax assets, non-current
Net operating loss carry forwards	907	907
Other differences	34	34

Total non-current deferred income tax assets	941	941
Less: Valuation allowance, non-current	(941)	(941)

Net non-current deferred income tax assets	—	—

Deferred income tax liabilities, non-current
Intangible assets from business combination	1,910	2,145

Total non-current deferred income tax liabilities	1,910	2,145

13. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share indicated for the periods presented:

	For the Six Months Ended June 30,
	2012	2013
	US$	US$
Numerator:
Numerator for basic and diluted earnings per share	4,213	4,770
Denominator:
Weighted average number of common shares outstanding-basic	231,703,852	254,545,908
Dilutive effect of share options and restricted shares	15,046,743	34,545,990

Weighted-average number of common shares outstanding, diluted	246,750,595	289,091,898

Basic net earnings per Class A and Class B common share*	0.0182	0.0187
Diluted net earnings per Class A and Class B common share*	0.0171	0.0165
Basic net earnings per ADS	0.0910	0.0935
Diluted net earnings per ADS	0.0855	0.0825

*	Since Class A common shares and Class B common shares share identical characteristics, only one EPS is presented for both classes.

14. STOCK REPURCHASE

On November 25, 2012, the board of directors authorized the Company to acquire its shares up to an aggregate of US$20 million. Effective as of June 30, 2013, the board of directors authorized expanding the share repurchase plan from US$20 million to US$35 million and extending the plan until May 26, 2014. Under the modified share repurchase plan, the Company may repurchase up to US$35 million worth of its outstanding ADSs over the period from November 26, 2012 through May 26, 2014. As of June 30, 2013, the Company repurchased 523,269 ADSs on the open market with an aggregate price of US$3,220. The repurchased ADSs were recorded as treasury stock.

15. SEGMENT INFORMATION

The Group has determined that it currently operates in the following principal reportable segments: (1) Consumer and (2) Enterprise.

	For the six months ended June 30, 2013
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Net Revenues
Service Revenues
Mobile value added services	49,537	—	49,537
Advertising services	8,847	—	8,847
Enterprise mobility	—	4,898	4,898
Other Services	2,090	—	2,090
Product Revenues
Enterprise mobility	—	9,264	9,264

Total Net Revenues	60,474	14,162	74,636

Cost of revenues	(14,902)	(9,365)	(24,267)

Gross profit	45,572	4,797	50,369

Operating expenses:
Sales and marketing	(10,323)	(1,118)	(11,441)
General and administrative	(27,729)	(1,037)	(28,766)
Research and development	(6,443)	(865)	(7,308)

Total operating expenses	(44,495)	(3,020)	(47,515)

Income from operations	1,077	1,777	2,854
Interest income	1,707	7	1,714
Foreign exchange gain	1,008	—	1,008
Realized gain on available-for-sale investments	5	—	5
Other income, net	308	—	308

Income before income taxes	4,105	1,784	5,889

Income tax expense	(109)	(278)	(387)

Net income	3,996	1,506	5,502

Net income attributable to non-controlling interest	(55)	(677)	(732)

Net income attributable to NQ Mobile Inc.	3,941	829	4,770

	For the six months ended June 30, 2012
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Net Revenues
Service Revenues
Mobile value added services	29,954	—	29,954
Advertising services	3,857	—	3,857
Enterprise mobility	—	193	193
Other Services	719	—	719
Product Revenues
Enterprise mobility	—	1,214	1,214

Total Net Revenues	34,530	1,407	35,937

Cost of revenues	(6,987)	(1,127)	(8,114)

Gross profit	27,543	280	27,823

Operating expenses:
Sales and marketing	(6,882)	(45)	(6,927)
General and administrative	(14,628)	(41)	(14,669)
Research and development	(3,338)	(47)	(3,385)

Total operating expenses	(24,848)	(133)	(24,981)

Income from operations	2,695	147	2,842
Interest income/(expense)	1,502	(3)	1,499
Foreign exchange loss	(399)	—	(399)
Other income/(expense), net	230	(10)	220

Income before income taxes	4,028	134	4,162

Income tax expense	(147)	(37)	(184)
Share of profit from an associate	278	—	278

Net income	4,159	97	4,256

Net income attributable to non-controlling interest	—	(43)	(43)

Net income attributable to NQ Mobile Inc.	4,159	54	4,213

The major assets by segment as of June 30, 2013 are as follows:

	As of June 30, 2013
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Cash and cash equivalents	13,061	2,326	15,387
Term deposit	112,969	—	112,969
Accounts receivable, net	60,847	10,003	70,850
Fixed assets, net	2,358	180	2,538
Intangible assets, net	7,914	4,361	12,275
Goodwill	20,069	2,136	22,205

Total assets	274,479	21,755	296,234

The major assets by segment as of December 31, 2012 are as follows:

	As of December 31, 2012
	Consumer	Enterprise	Consolidated
	US$	US$	US$
Cash and cash equivalents	17,590	1,272	18,862
Term deposit	101,503	—	101,503
Accounts receivable, net	46,380	8,095	54,475
Fixed assets, net	2,325	109	2,434
Intangible assets, net	8,543	4,670	13,213
Goodwill	15,858	2,100	17,958

Total assets	229,088	18,630	247,718

16. RELATED PARTY TRANSACTIONS

Beijing Wangnuo Xingyun Technology Co., Ltd (“Wangnuo”) is a joint venture of NQ Guotai, in which the Group has 49.505% equity interest. Beijing NationSky Network Technology Co., Ltd. (“NationSky”), a subsidiary of the VIE of the Group, as an agent, purchased hardware for Wangnuo. The commission fee to NationSky was US$49 for the six months ended June 30, 2013. The receivable from Wangnuo for the purchase was US$2,046 as of June 30, 2013.

The Group had loans balance of US$1,597 to certain affiliates as of June 30, 2013 as disclosed in Note 5. These loans were unsecured, non-interest bearing and repayable in one year.

RPL guaranteed housing loan to certain employees disclosed in Note 8.

17. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group has entered into various operating lease agreements principally for its office spaces in Mainland China, Taiwan and the United States. Rental expenses under operating leases for the six months ended June 30, 2012 and 2013 were US$564 and US$1,052, respectively.

The future obligations for operating leases as of June 30, 2013 are as follows:

Amount
US$
For the year ending June 30,
2014	1,832
2015	1,627
2016	1,588
2017	1,499
Beyond 2018	808
Total minimum payment required	7,354

Contingencies

There were no significant legal contingencies during all periods presented.

18. SUBSEQUENT EVENTS

On June 28, 2013, the Company entered into share purchase arrangements to make a private placement of 7,500,000 Class A common shares to Atlantis Investment Management Ltd. On July 16, 2013, Atlantis Investment Management Ltd., through certain of its managed funds, purchased from the Company 7,500,000 Class A common shares for a total cash consideration of US12,000.

On July 1, 2013, the Company granted 1,083,000 options to employees and 1,200,000 options to an executive officer under the 2011 Share Plan. The fair value of share-based compensation to be recognized for these options is measured on the grant date. On July 1, 2013, the Company also granted 1,710,000 restricted shares to non-employee consultants as payment of consulting fee.

On July 15, 2013, the Group acquired the remaining 45% equity interest in NationSky with a cash payment of US$11,000 and 12,058,824 restricted shares of the Company. As a result of the transaction, the Group owns 100% equity interest in NationSky.

On July 24, 2013, the Group entered into an acquisition agreement to acquire 100% equity interest in Best Partner Ltd (“WAPS”) with a payment of 10,250,570 restricted shares of the Company. WAPS is engaged in the provision of advertising services based on mobile internet platforms.

On August 12, 2013, the Group entered into an agreement to acquire 85% equity interest in NQ Mobile KK (“NQ Japan”) with a total cash payment of US$680 and 287,150 restricted shares of the Company. NQ Japan is engaged in the plan, development, management and a sales enterprise of Security products, Application, Games, Internet Advertising and other activities ancillary to the above for Mobile, Smart phone, PC and other intellectual properties.

On August 30, 2013, the Group entered into an agreement to acquire 100% equity interest in Beijing Tianya Co., Ltd. (“Tianya”) with a total cash payment of RMB1,000 (US$162) and 5,865,703 restricted shares of the Company. Tianya is engaged in internet data research and analysis as well as search engine marketing in medical industry.

On August 30, 2013, the Group entered into an agreement to acquire additional 36.1% equity interest in Shanghai Yinlong Information and Technology Co., Ltd (“Yinlong”), an affiliate of the Company, with a total cash payment of US$2,651 and 1,409,666 restricted shares of the Company. As such, the Group owns 55% equity interest in Yinlong. Yinlong is primarily engaged in the development of content-based music information retrieval technologies based on multi platforms.

On September 6, 2013, the Group entered into an agreement to establish a new company, which will engage in mobile game development and promotion. The Group will own 51% equity interest of the new company.

On September 13, 2013, the Group entered into an agreement to acquire 49% of the equity interests in Beijing Fanyue with a total cash payment of RMB529 (US$86) and 7,656,410 restricted shares of the Company. As a result, The Group owns 100% equity interest in Beijing Fanyue.

On September 18, 2013, the Company also granted 750,000 options, 750,000 restricted shares subject to service condition and 2,500,000 restricted shares subject to market condition to an executive officer. The value of these restricted shares is calculated based on their fair value on grant date.

On September 19, the Group entered into an agreement to acquire 100% equity interest in Chengdu RuiFeng Technology Co., Ltd. (“RuiFeng”) with a total cash payment of RMB14,755 (US$2,388) and 2,753,831 restricted shares of the Company. Ruifeng is engaged in the development and training of iOS applications.

The Company is still in the process of assessing the accounting treatment and financial impact of these transactions.